

Mail Stop 3030

February 22, 2010

Via Facsimile and U.S. Mail

Mr. Chien Chih Liu
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

> **Re:** **Rotoblock Corporation**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed August 13, 2009**
> **Form 10-Q for the quarterly periods ended July 31 and October 31, 2009**
> **File No. 0-51428**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2009

Item 9A. Controls and Procedures, page 17

1. We note that you are including disclosures regarding your critical accounting policies within Item 9A. In future filings please include these disclosures within your Management's Discussion and Analysis of Financial Condition and Results of Operations. Refer to SEC Release 33-8350.

2. Further to the above, to the extent that management believes that revenue recognition is a critical accounting estimate, please tell us and revise future filings to provide more meaningful disclosure of your revenue recognition by explaining the specific reasons why management believes revenue recognition is a critical accounting estimate considering your lack of historical revenues. Refer to SEC Release 33-8350.

3. We note your disclosure in the second paragraph of Item 9A that "management maintains disclosure controls and procedures designed to ensure that [you] are able to timely collect the information [you] are required to disclose in [y]our reports filed with the U.S. Securities and Exchange Commission." The language that is currently included here and in the third paragraph of Item 9A after the word "effective" appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.   Further, that language appears to qualify or limit the use of the term "disclosure controls and procedures" only to the noted procedures. Please revise future filings, including any amendments to this filing, to include a description of disclosure controls and procedures that is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Alternatively, you may elect to remove the language.

4. We note your statement that your principal executive officer and your principal accounting officer have "concluded that the current disclosure controls are effective." Please note that Item 307 of Regulation S-K requires you to disclose the conclusion of your certifying officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please amend your 10-K to disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. This comment also applies to your Forms 10-Q for the quarterly periods ended July 31, 2009 and October 31, 2009.

5. We note your reference to "Principal Accounting Officer" in the third paragraph of Item 9A. In future filings, including any amendments to this filing, please revise to refer to the "principal financial officer" in accordance with Item 307 of Regulation S-K.

6. We note your disclosures in the first sentence of the fourth paragraph of Item 9A regarding the design of your system of internal controls. If you continue to include these

disclosures, please revise so that the language that appears is substantially similar in all material respects to the language that appears in the entire definition of "internal control over financial reporting" set forth in Rule 13a-15(f).

7. We note your disclosure in the fourth paragraph of Item 9A that you "believe that [y]our internal controls are effective to provide reasonable assurance that [y]our financial statements are fairly presented in conformity with generally accepted accounting principals." Given that the disclosure does not address your internal controls <u>over financial reporting</u> and that we note no disclosure that management performed an assessment of your internal controls over financial reporting at your fiscal year-end as required by Exchange Act Rules 13a-15 and 15d-15, it does not appear that management has performed a complete assessment of your internal control <u>over financial reporting</u> as of April 30, 2009 and provided the disclosures required by Item 308T(a) of Regulation S-K. Please complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In this regard, ensure that the revised management's report states, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your internal controls <u>over financial reporting</u> as of April 30, 2009. Additionally, the report must contain the following:

    - a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the company; and
    - a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by Rule 13a-15.
    - a statement regarding the auditors attestation on your internal control over financial reporting that conforms to Item 308T(a)(4) of Regulation S-K

8. Further to the above, please tell us how you have considered whether management's failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms.   Please note the guidance in Compliance and Disclosure Interpretation 115.02, which you can find at <u>http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm</u>..

9. Please revise the language used in your disclosure in the fourth paragraph of Item 9A concerning changes in your internal controls to indicate whether there was any change to your internal control <u>over financial reporting</u> that has <u>materially affected</u>, or that is reasonably likely to <u>materially affect</u>, your internal control over financial reporting, consistent with the language used in Item 308T(b) of Regulation S-K. This comment

also applies to Item 4T in Form 10-Q for the quarterly period ended October 31, 2009
and Item 4 in Form 10-Q for the quarterly period ended July 31, 2009.

Report of Independent Registered Public Accounting Firm, page 19

10. Please have your auditor revise its report in future filings to identify the company as a
development stage enterprise as required by 915-205-45-1 through 45-4 of the FASB
Accounting Standard Codification.

Note 5. Accounts Payable and Accrued Liabilities, page 40

11. We note that the Company has recorded accrued interest of $11,705 on a loan that was
repaid in full during fiscal year 2006. In future filings, please disclose why this
outstanding debt has not been paid and whether or not it is recognized as being in default.

Note 12. Commitments and Contingency, page 47

12. We note that you are currently in a dispute with a former director for services previously
rendered. As a result, a total of $72,000 was accrued during fiscal year 2009. However,
according to your disclosures, management has opined that "this claim is without merit."
Considering disclosures, please explain to us why an accrual was recorded.

Exhibits 31.1 and 31.2

13. We note that the identification of the certifying individual at the beginning of the
certification required by Exchange Act Rule 13a-14(a) also includes the title of the
certifying individual. The identification of the certifying individual at the beginning of
the certification should not include the individual's title. Please revise the certifications
in future filings, including any amendments to this filing, to present this certification in
the exact form as required by Item 601 of Regulation S-K. This comment also applies to
the certifications in Forms 10-Q for the quarterly periods ended July 31, 2009 and
October 31, 2009.

14. We note that you have omitted the language "internal control over financial reporting (as
defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction of
paragraph 4 of your certifications and have also have omitted paragraph 4(b) from your
certifications. The required certifications must be in the exact form prescribed. Please
amend your filings to include certifications that conform to the exact wording required by
Item 601(b)(31) of Regulation S-K. This comment also applies to the certifications in
Forms 10-Q for the quarterly periods ended July 31, 2009 and October 31, 2009.

Form 10-Q for the Quarterly Period Ended October 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

15.   We note your disclosure comparing results of operations for the three months ended October 31, 2009 to the 3 months ended October 31, 2008. Please expand your discussion in future filings to include a comparative analysis for the most recent fiscal year-to-date period for which an income statement is provided and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(b)(2) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 30 calendar days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant